Exhibit EX-99
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                            PROPOSED FORM OF PUBLIC NOTICE

               National Fuel Gas Company ("NFG"), a registered holding company and its wholly-owned non-utility subsidiary, National Fuel Gas Supply Corporation ("Supply"), both located at 10 Lafayette Square, Buffalo, New York 14203, have filed an application-declaration under sections 6(a), 7, 9(a), 10, 11, 12(b) and 13 of the Act and rules 16, 45, 52, 54, 87, 90 and 91 thereunder.

               Applicants seek authority to participate in a joint venture ("Joint Venture") with one or more subsidiaries of Tennessee Gas Pipeline Company ("Tennessee"), a non-affiliate, to develop, construct, finance, own and operate (i) natural gas gathering facilities commencing at locations offshore to gather gas produced in the Green Canyon, Ewing Bank, Mississippi Canyon, Ship Shoal and South Timbalier areas located in the Outer Continental Shelf and terminating onshore in Louisiana ("Gathering Facilities") and (ii) natural gas processing facilities to be located at or near the terminus of the Gathering Facilities ("Processing Facilities"), and to engage in certain related transactions (collectively, the "Project"). The aggregate cost of the Project is estimated to be approximately $200 million, including development, construction and related costs until commercial operation, currently scheduled to begin in the fourth calendar quarter of 1997. The cost of the Project will be shared by National and its affiliates, on the one hand, and Tennessee and its affiliates, on the other hand.

               The Joint Venture will build, own and operate Gathering Facilities which will consist of a 24 inch wide and approximately 145 mile long offshore pipeline to gather natural gas from the Green Canyon, Ewing Bank, Mississippi Canyon, Ship Shoal, Grand Isle and South Timbalier areas of the Outer Continental Shelf. The Joint Venture will also build Processing Facilities consisting of a natural gas processing plant at the terminal end of the pipeline in LaFourche Parish, La., that can process 300 million cubic feet of gas per day ("MMcf/d").

               With a capacity of approximately 515 MMcf/d, the Gathering Facilities will be able to access 3.4 trillion cubic feet of estimated reserves and will provide access to five onshore pipelines in South Louisiana, including Tennessee Gas Pipeline, Columbia Gulf, Koch Gateway, Louisiana Intrastate and Bridgeline. The Project has been under development for more than a year. It is anticipated that the addition of Supply and/or an affiliate of National as a partner will enhance the resources available to the Project as it nears the final stages of development. At the same time, the Project will represent a natural extension of National's existing gathering business in a growing area of the Gulf Coast.

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               It is contemplated that Project activities would be
          conducted through one or more special purpose entities
          (collectively, the "Special Purpose Entities"). Interests in the Special Purpose Entities would be held 50% by a direct or indirect subsidiary of National (the "Affiliate"), and 50% by an affiliate of Tennessee (the "Tennessee Affiliate").

               The Special Purpose Entities shall be managed by the Affiliate and Tennessee Affiliate with voting rights commensurate to their individual ownership interests. The Affiliate will have the right to nominate no more than two persons to provide support to the Special Purpose Entities to develop the Project from commercial, engineering, design and construction standpoints.

               In the future, Seneca Resources Corporation, a wholly-owned subsidiary of National currently engaged in the exploration for, and the development and purchase of, natural gas and oil reserves in the Gulf Coast of Texas and Louisiana, in California and in the Appalachian region of the United States, and other National system companies as well as Supply may contract to become a shipper on the Project.

               The Affiliate or the Special Purpose Entities may contract with associate companies in the National system which are not public-utility companies for goods or services. Contracts for services or goods from associate non-utility companies may be priced either at cost or at market-based rates.